EXHIBIT 4.2

AMENDMENT TO PROMISSORY NOTE AGREEMENT

This amendment  ("Amendment"), dated and effective on July 1, 2013 ("the  Effective Date"), is made to that certain Promissory Note Agreement dated February 1, 2013 ("the Note"), by and between H. D. Smith Wholesale Drug Co. ("Lender") and Assured Pharmacy, Inc., ("Borrower"), with regard to the following:

1.     Unless otherwise defined herein, all capitalized terms used in this Amendment are as defined in the Note.

2.     Commencing on the Effective Date, Borrower shall make four (4) successive monthly payments, principal and interest, of$37,000.00 each.

3.     Commencing on November 1, 2013, Borrower shall make twenty-seven (27) successive monthly payments, principal and interest, of $42,000.00 each.

4.     The Maturity Date of the Note is extended by an additional two (2) years to February 1, 2016, on which date all unpaid principal and accrued interest thereon shall be due and payable.

5.     The provisions of the third paragraph of Section 3 of the Note, concerning a repayment obligation of Borrower, should Borrower enter into any future transaction resulting in a right to convert to an equity interest in Borrower, shall not apply to the approximately $3 million funding transaction with Base Capital, closing in around July 2013.

6.     Other than the revisions contained in this Amendment, all terms and conditions set forth in the Note shall remain unchanged.

The parties have signed this Amendment as of the Effective Date at Carson, California.

Borrower:

Assured Pharmacy, Inc.,
A Nevada Corporation

By:  /s/   Robert DelVecchio
                Robert DelVecchio, CEO

Lender:

H.D. Smith Wholesale Drug Co.,
A Delaware Corporation

By:  /s/  James Christopher Smith
              James Christopher Smith, President